Exhibit 99.1

Celyad Rebrands as Celyad Oncology

June 10, 2020 7:00 a.m. CEST

•	Shareholders approve new name which better reflects the Company’s ambition to pioneer CAR T cell therapies for cancer

Mont-Saint-Guibert, Belgium – Celyad SA (Euronext & Nasdaq: CYAD), clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer, today announced the launch of its corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company’s significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients.

As part of the rebranding, the Company also introduced a new logo and launched a new corporate website, www.celyad.com. The Company’s common stock will continue trading on the Euronext and Nasdaq Global Market exchanges under the ticker symbol “CYAD”.

“Our rebranding under Celyad Oncology more accurately reflects our team’s expertise in developing innovative cell therapies against cancer,” said Filippo Petti, CEO of Celyad Oncology. “As we embark on this next chapter, we look forward to our continued evolution as we strive to shape the future of our off-the-shelf and personalized CAR T cell therapies for cancer patients with unmet medical needs. In addition, today’s announcement offers us the opportunity to reiterate our strong position in the field of oncology and increased strategic focus in our allogeneic CAR T franchise on the heels of our recent update at the American Society of Clinical Oncology conference, which featured our non-gene edited allogeneic candidates and technology platforms.”

About Celyad Oncology

Celyad Oncology is a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. The Company is developing a pipeline of allogeneic (off-the-shelf) and autologous (personalized) CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors. Celyad Oncology was founded in 2007 and is based in Mont-Saint-Guibert, Belgium and New York, NY. The Company has received funding from the Walloon Region (Belgium) to support the advancement of its CAR T cell therapy programs. For more information, please visit www.celyad.com.

Forward-Looking Statement

This release may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include statements regarding: the safety and clinical activity of Celyad Oncology’s pipelines and financial condition, results of operation and business outlook. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty includes the duration and severity of the COVID-19 pandemic and government measures implemented in response thereto. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form 20-F filed with the SEC on March 25, 2020 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

Investor and Media Contacts:

Alexandrine Hazard

Communications & Investor Relations Associate

Celyad Oncology

investors@celyad.com

Daniel Ferry

Managing Director

LifeSci Advisors, LLC

daniel@lifesciadvisors.com

Source: Celyad Oncology SA

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00